Mail Stop 3561

June 12, 2009

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
ul. Garbary 57, 61-758
Poznań, Poland

> **Re:** **Sunset Suits Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2009**
> **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on the cover page of the registration statement in footnote two to the fee table regarding how the offering price was determined. We partially re-issue comment three in our letter dated August 1, 2008. Please revise the cover page of the prospectus to briefly describe the factors considered in setting the price at $3.12. See Item 505 of Regulation S-K and Item 5 of Form S-1.

2.   Please revise throughout to provide the basis for and limitations of statements such as:

- "We estimate that these new distribution channels could result in an increase in revenue of up to 10% in next two years" on page 17;

- "…which will likely be achieved if the Polish social security authorities accept our settlement proposal…" on page 19;

- "We currently expect to generate a positive net cash flow in the fiscal 2009" on page 26;

- "Expected increase in net result by the year end will also positively affect liquidity" on page 27;

- "Realization of our strategy to develop our retail outlets with simultaneous increase of our sale margins ensures us that re-payments of our trouble debts will likely be financed from future operating cash inflows with no significant impairment to our liquidity ratios" on page 28;

- "We plan to re-pay approximately $6 million of long term notes in the years 2009 – 2013. Given the development of our retail outlets, increase of sales and margins ensures us that the operating activity will generate sufficient cash surpluses to finance future debt-repayments" on page 28; and

- "Our management believes that there is low risk of breaching these settlement agreements" on page 31.

Note that these are non-exclusive examples. Please revise throughout and identify the key factors or assumptions underlying any projections.

3.   We note the estimate identified on page 18 that 60% of capital expenditures "will come from operations." Please clarify the basis for and limitations of this estimate, also in light of the fact that you generated negative cash flow from operations last year.

Back Cover Page of Prospectus

4.   We note your response to comment four in our letter dated August 1, 2008. Please disclose the actual expiration date. Also, please tell us why you believe the applicable period is 40 days instead of 90 days. Refer to Section 4(3) of the Securities Act of 1933 and to Rule 174 under the Securities Act.

Summary, page 1

Overview, page 1

5.   Please update the disclosure in the second paragraph on page two to reflect data as of the latest practicable date.

Conventions and Treatment of Stock Split, page 5

6.   Please revise your conversion rate of Polish Zloty to U.S. Dollar to reconcile to your disclosures within the caption entitled 'Foreign currency exposure' at page 27.

Risk Factors, page 8

7.   If material, please revise here or where appropriate to address any potential adverse tax consequences for U.S. investors.

8.   Please revise your second risk factor at page 10 to update the past due social security obligations of Miroslaw Kranik as of the most recent practicable date.

9.   Your disclosures within the first risk factor on page 13 indicate that as of March 31, 2009 you believe that your current cash on-hand and cash flow from operations will be sufficient to meet your cash needs for at least the next twelve months. Revise your discussion to describe the basis for your belief that your current cash on hand and cash flow from operations will be sufficient in light of the cash used in operations in fiscal 2008 of $7,283 thousand and the fact that your current cash balance was only $248 thousand. In addition, expand your discussion and analysis on page 16 to describe how you plan to finance your growth strategy, as detailed on page 4, given your liquidity.

10.   We note your statement on page 28 that your "negative working capital is regarded as a serious going concern threat." Please revise to address this matter.

11.   Please add a risk factor regarding dilution to potential investors, or advise.

12.   Please revise the last two risk factors on page 10 to identify in quantified terms the "certain delinquent tax and social security obligations" instead of using the vague term "certain." Similarly revise the last paragraph on page 31 and elsewhere.

13.   Also, clarify if and the extent to which the delinquent tax and social security obligations described in these two risk factors are duplicative or otherwise relate to the same obligations.

14.   We note the reference on pages 10-11 to deferment applications made on June 6, 2008. Please revise to update as of the most recent practicable date and explain what the time from is for a response from the government. Please revise to indicate the source of the 5.25% fee provision and explain if you are currently incurring such fee.

15.   Please revise to briefly describe the applications to the social security authorities and any "settlement plan[s]" as referenced on page 32. It is unclear if any such settlement plan is in writing or relates to the 5.25% fee provision. Please revise or advise.

16.   Please revise the first risk factor on page 13 to address whether or not the statement regarding the sufficiency of your cash on hand assumes that the delinquent tax and social security liabilities are either deferred or waived.

Market for Common Equity and Related Stockholder Matters, page 16

17.   Please set forth the approximate number of holders of your common stock as of the latest practicable date.

Management's Discussion and Analysis, page 17

Overview, page 17

18.   We note your response to comment 12 of our letter dated August 1, 2008. Your 'Overview' discussion continues to omit the fact that your sales outlets declined from 140 in 2003 to 76 in 2006, as disclosed under the third risk factor at page 8. Please expand your discussion to describe why the Company reduced its sales outlets 46% from 2003-2006, but is now planning an aggressive expansion to build 70 additional stores and acquire 20 others. In addition, describe why the Company reduced its sales outlets from 2003-2006 when the Polish clothing market experienced significant growth, as described under the caption 'Clothing market development' at page 19.

19.   Please tell us and revise your disclosures to explain how you have estimated that 60% of your planned $12 million in capital expenditures for retail expansion will come from operations while the remaining 40% will come from additional

financings or bank loans given your negative cash flow from operations in fiscal 2008.

20. We note your response to comment 13 in our letter dated August 1, 2008. Please revise the third paragraph on page 17 to describe the material terms of the agreement or arrangement regarding the stores acquired and to be acquired from Mr. Kranik. For example, it is unclear why and under what provision the number of stores to be transferred appears to have increased from 17 to 19. Similarly revise the discussion of the $1000 price identified at the top of page 20.

21. Also with respect to Mr. Kranik, please provide the disclosure required by Item 404(c) of Regulation S-K.

Principal Factors Affecting Our Financial Performance, page 19

Planned Acquisitions, page 20

22. We note your response to comment 13 of our letter dated August 1, 2008. Revise your disclosures to describe in detail the reasons for the continued delay in obtaining the 16 additional retail stores in the Czech Republic, Lithuania and Estonia from Mr. Kranik and his spouse Mrs. E. Ligocka-Kranik. Your previous disclosures noted you expected to consummate the acquisition before the end of 2008. Explain when you expect to finalize the acquisition of these locations and any variables impacting such timing.

23. Please disclose how you intend to account for the planned acquisitions once consummated.

Results of Operations, page 20

24. We note your response to comment 14 of our letter dated August 1, 2008 and your inclusion of disclosures within the caption titled 'Operating segment analysis.' Please revise your disclosures within this caption to indicate the amounts eliminated for sales between segments. For example, you disclose that the total revenue within the Production segment increased from $10 million to $22 million from 2007 to 2008 primarily from the need to charge transfer prices for merchandise produced by Fashion Service and subsequently sold to Sunset Suits S.A. Include disclosures indicating the elimination amounts to allow readers to analyze the fluctuations in Production and Retail segment revenues due to arms-length transactions.

25. Please revise "Repayments of Debt" on page 26 to identify the "agreed schedule of long term debt repayments," including the agreement containing the material terms.

26. Please revise page 27 or where appropriate to address your response to prior comment 16 to the extent you have assumed debt obligations arising from material failures to repay third party debt.

Principal Factors Affecting Our Liquidity, page 27

Liquidity, page 27

27. We note your response to comment 18 of our letter dated August 1, 2008 and your additional disclosures within the above caption. You state that the 'anticipated increase in net sales, while improving gross margin, will generate cash surpluses sufficient to finance future development' and that the 'realization of our strategy to develop our retail outlets with simultaneous increase of our sale margins ensures us that repayments of our trouble debts will likely be financed from future operating cash inflows with no significant impairment to our liquidity ratios'. At December 31, 2008 your current liabilities appear to exceed current assets by $3.3 million and you have used the cash proceeds of your private placement in their entirety to pay down past due taxes. In light of your capital expansion intentions to pursue your growth strategy, and your outstanding application for settlement with the Polish social security administration which remains unresolved, please revise your MD&A to explain in detail how you will generate sufficient working capital to meet operating needs.

28. We note in the third paragraph of page 28 that you believe you have the ability to "self-finance." Please remove this discussion or reconcile this discussion with the fact that you used cash flows in operating activities of $7,238 thousand in 2008.

Troubled Debt Restructuring, page 28

29. We note that you plan to re-pay $6 million of long-term notes in the years 2009-2013. Please expand your discussion to describe the timing of when you are obligated to re-pay the long-term notes.

30. Please revise page 28 to address the status of the applications for the two long term loans amounting to approximately $5 million.

Loan facilities, page 29

31.   We note that certain of your loan facilities contain covenants that (1) cash flows on the Company's account should be in proportion to the percentage of the bank's financing and (2) cash flows on the Company's account may not be lower than the bank's financing. Please describe these covenants in greater detail.

32.   Disclose whether you are in compliance with your covenants.

Obligations Under Material Contracts, page 31

33.   We note your response to comment 21 of our letter dated August 1, 2008. We could not locate in the MD&A where you addressed the fee paid to HFG. Please tell us specifically where you have presented the $555 thousand fee paid to HFG in your consolidated financial statements and revise your disclosures within MD&A to describe the fee and its presentation.

Market risk – interest and exchange rate sensitivity, page 32

34.   Your disclosures state that your exposure to rate changes during and up to the day of your rental payments is not significant as the minority of your rent agreements are denominated in U.S. dollars or Euro. This statement contradicts your operating lease disclosures within Note 14 at page F-20 in which you state approximately 75% of lease agreements are denominated in U.S. dollars and Euro. Revise your disclosures accordingly to correct this apparent contradiction.

Concentration risk, page 33

35.   Please revise page 33 to identify the "four related party entities" and "one new customer."

Critical Accounting Policies, page 33

Revenue Recognition, page 35

36.   Revise your disclosures to clarify if sales returns are accepted, both for wholesale and retail customers. Your current disclosures note that 'no sales returns from customers are accepted' but later explain that you calculate a provision for sales returns based on historical sales return data.

Off-Balance Sheet Arrangements, page 36

37.   Please revise to clarify the meaning of "Group."

Corporate Structure and History, page 37

Plan of Reorganization, page 37

38.   We note that you no longer disclose meaning of the acronym "HFG." Please clarify the meaning, including a brief description of HFG's role at the predecessor and its equity ownership following the reverse merger.

Acquisition of Sunset Suits and Related Financing, page 38

39.   Please revise your disclosures indicating your private placement raised approximately $13,420 thousand in net proceeds after the deduction of offering expenses to reconcile to the $11,230 thousand included in your Consolidated Statements of Stockholders' Equity at page F-6 and described at Note 15 on page F-21.

40.   We note your disclosures describing Mr. Kranik's escrow agreement, executed in conjunction with the private placement on May 21, 2008. It appears you have failed to achieve the minimum after tax net income for fiscal 2008. Please revise your disclosures to indicate the number of shares to be transferred from escrow to investors, the timing of such transfer, and the resulting ownership stake of Mr. Kranik post-transfer.

Our Business, page 39

Our Competition, page 42

41.   We note your response to comment 25 of our letter dated August 1, 2008 and your revised disclosures at page 42 indicating you do not have any significant competitors in the lower-medium price segment of the Polish men's fashion industry. Please revise your disclosures to update the charts entitled 'Market share of largest retail chains selling formal menswear in 2007 (%)' and 'Number of stores – 2006' to include current data, or remove such charts in their entirety.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 52

42.   Please revise the first sentence on page 53 to clarify the meaning of "CSA."

43.   Please remove the last statement on page 52 regarding the approximate value of the shares received by Mr. Kranik as the transaction has no basis under U.S. GAAP.

44.   We note your response to comment 32 in our letter dated August 1, 2008. We note, however, the related party transactions identified on page F-23. Please advise or revise.

Principal and Selling Stockholders, page 53

45.   Please explain to us why your table shows different amounts for the number of shares owned by Mr. Kranik before the offering. If necessary, please add footnote disclosure to explain this discrepancy.

46.   We note your response to comment 34 in our letter dated August 1, 2008. It appears that the table and footnotes do not "otherwise indicate" that any selling shareholder is a broker-dealer or affiliate of a broker-dealer. Tell us if any selling shareholder is a broker-dealer or affiliate of a broker dealer. If any selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that the selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that the selling shareholder is an underwriter.

Legal Matters, page 64

47.   It appears that you have retained new counsel. Please revise accordingly.

U.S. GAAP Consolidated Financial Statements, page F-1

48.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

49.   We note that the financial statements as of and for the year ended December 31, 2007 have changed significantly in this amendment yet they are not identified as 'restated', and there is no footnote explanation of your changes as contemplated by SFAS 154. Please revise to disclose on the face of the financial statements

that your fiscal 2007 results have been restated and describe and quantify the changes in a footnote. In addition, please provide us with an explanation from your auditors as to why the audit report does not contain an explanatory paragraph regarding the correction of a material misstatement in previously issued financial statements.

50.   We note your risk factor beginning on the bottom of page 9 that indicates that both Sunset Suits and Fashion Service could be subject to additional liabilities retained by Sunset Suits Men's Fashion-Moda Meska as a result of uncertainties in the allocation of liabilities to the contributed assets. Given Sunset Suits Men's Fashion-Moda Meska is a related party, tell us why this uncertainty continues to exist, when it will be resolved, and describe for us your consideration of SFAS 5 in accruing for any such liability on your balance sheet or disclosing the amount of liabilities that could potentially be assigned to you. In addition, describe to us how the assets and liabilities were allocated and the nature of assets and liabilities that were not allocated.

51.   We note in the last paragraph of page 39 that Mr. Kranik agreed on May 21, 2008 to transfer 19 stores in exchange for nominal consideration. This agreement was entered into contemporaneously with Mr. Kranik's agreement to transfer the businesses comprising Sunset Suits, accordingly, the 19 stores and the Sunset Suits businesses are considered to be related businesses as a result of their common control and audited financial statements of the 19 stores should be provided in the registration statement without regard to a separate test of significance. We believe you should provide separate audited financial statements of the 19 stores and present pro forma financial statements for each fiscal year and interim period for which your historical financial statements are provided.

The Report of Independent Registered Public Accounting Firm, page F-3

52.   Please have your auditors conform its audit report to that found in AS1. In this regard, it should opine in the third paragraph on your results of operations rather than changes in your net assets.

Consolidated Balance Sheets, page F-4

53.   Revise your caption entitled 'Accounts receivable, less allowance for doubtful accounts' to indicate no such allowance is included in the December 31, 2007 and 2008 balances.

54.   We note your response to comment 41 of our letter dated August 1, 2008. You previously disclosed that as a result of the Health Care Chamber's decision dated

> May 12, 2008 you had decreased the liabilities of Fashion Service at March 31, 2008 by $3,173 thousand and increased additional paid-in-capital for the corresponding amount. Explain to us how you have accounted for the health care tax payable at December 31, 2008. It continues to appear to us that the liability has not been extinguished for financial reporting purposes despite the decisions of the Health Care Chamber. Tell us why the liability does not remain attributable to you, and thus, should not be included in the consolidated financial statements. Please cite any applicable guidance upon which you have relied in determining the accounting treatment for the liability, and include in your response your considerations of paragraph 16 of SFAS 140.

Consolidated Statements of Operations, page F-5

55.   We note your audited totals for fiscal 2007 do not match those amounts included in your original filing. Tell us why your operating expenses and income tax provision have been increased, while your net income has decreased approximately 11%. Revise your footnotes to provide a detailed explanation of such changes as required by SFAS 154.

Note 2. Summary of Accounting Policies, page F-10

Inventories and Cost of Sales, page F-10

56.   We note that you include costs associated with distribution functions in selling, general and administrative expenses rather than cost of sales. Please quantify the amounts recorded within selling, general and administrative expenses for each period presented.

Property, Plant, Equipment and Depreciation and Amortization, page F-10

57.   We note your disclosure describing the estimation of the historical cost of buildings, machinery and equipment and leasehold improvements using, as a starting point, an engineer's estimate of the historical cost of past investment. We further note that your December 31, 2007 Property Plant & Equipment balance declined 8.5% to $11,993 thousand from the fair value provided in your previous S-1 draft of $13,114 thousand. In that draft, you included an audited balance of $1,904 thousand for fiscal 2006. You disclose that substantially all of your buildings and machinery and equipment were acquired in the mid to late 1990s. Tell us why your December 31, 2007 historical cost estimation varies significantly from your December 31, 2006 balance.

Revenue Recognition, page F-12

58.   We note your response to comment 47 of our letter dated August 1, 2008 and
        your revised disclosures describing revenue recognition at page F-12. Revise
        your disclosures to clarify if sales returns are accepted, both for wholesale and
        retail customers. Your current disclosures note that 'no sales returns from
        customers are accepted' but later explain that you calculate a provision for sales
        returns based on historical sales return data.

Earnings per Share, page F-12

59.   We note that the difference between reported basic and diluted weighted-average
        common shares results from the assumption that all dilutive stock options
        outstanding were exercised and all convertible bonds have been converted into
        common stock. Please clarify whether you have outstanding stock options and
        convertible debt, and revise your disclosure as necessary. Disclose whether you
        have any potentially dilutive securities.

Note 5. Inventories, page F-14

60.   Please explain the difference between finished goods and merchandise.

Note 7. Other Intangible Assets, page F-15

61.   Please confirm to us that the $2,060 thousand value attributable to your trademark
        represents the historical cost of acquisition from a third party and not an affiliate
        of the Company. Explain to us in detail the nature, amounts and timing of the
        costs capitalized as trademarks.

62.   Please remove all disclosures in the footnotes to your financial statements and in
        your discussion of critical accounting policies on page 33 regarding the
        accounting for intangible assets under Polish Accounting Rules.

63.   Please revise your disclosures at page F-16 to indicate the results of your 2008
        impairment analysis.

64.   Please revise your disclosures to explain the $445 thousand decline in the value of
        your trademark from December 31, 2007 to December 31, 2008, given you
        recognized no amortization expense during the year.

Note 10. Income Taxes, page F-17

65.   We note your response to comment 51 from our letter dated August 1, 2008 and
        your revised income tax disclosures detailing your deferred tax liability. Explain
        to us why your deferred tax liability attributable to depreciation for fiscal 2007
        increased from $73 thousand to $1,725 thousand in your amended filing.

Note 14. Commitments and Contingencies, page F-19

Troubled Debt Restructuring, page F-19

66.   We note your response to comment 53 from our letter dated August 1, 2008 and
        your disclosures at page F-19 indicating that you believe there is no risk of
        breaching the bank settlement agreements as the settled interest is being paid
        timely. First, explain to us why you believe there is no risk of breaching the
        settlement agreements when you generated negative cash flows from operations
        during 2008 and you have negative working capital balance as of December 31,
        2008 of $3.3 million. Revise your disclosures to indicate that the $3.6 million in
        suspended interest could be claimed by financial institutions should you fail to
        pay interest on bank loans in a timely manner. Please disclose that you have not
        accrued the suspended interest on the balance sheet. Also, explain to us why the
        total suspended interest has increased from $1.4 million at December 31, 2007 to
        $3.6 million at December 31, 2008.

Deemed contribution – hypothetical income tax expense, page F-21

67.   We note your disclosures regarding the hypothetical income tax expense of
        $515,000, and your inclusion of such amount as an addition to paid-in capital in
        your Consolidated Statements of Stockholders' Equity at page F-6. Please tell us
        how your hypothetical income tax expense complies with SFAS 109 or U.S.
        GAAP, or remove such amount for income tax expense and paid-in capital for
        fiscal 2007.

Note 16. Operating Risk

Foreign Currency Risk, page F-21

68.   Your disclosures at Note 16 indicate that 'The Group financial results are bare to
        foreign currency exposure risk' and that 'The Group operating results are
        considerably bare to foreign currency exposure risks'. These statements appear
        contradictory to your disclosures under the caption, 'Foreign currency exposure'
        at page 27, in which you state under the heading 'Operating exposure' that your

financial results are susceptible to foreign currency risk exposure as a result of your long-term debt denominated in US dollars and that your operating results are vulnerable to foreign currency exposure risk because the majority of rental agreements for retail and factory outlet stores are denominated in foreign currencies. Please revise your footnote disclosures to address the risks posed by your significant US dollar denominated debt and substantial future minimum operating lease payments denominated in US dollars or Euros.

Note 19. Business Segment Geographic Area Information, page F-22

69.   We note your response to comment 55 of our letter dated August 1, 2008. Revise your disclosures to clearly indicate the revenues from external customers for each reportable segment, and the revenues from transactions with other operating segments for each reportable segment as required by paragraph 27 of SFAS 131. Your current disclosures reflect consolidation eliminations as a whole, and do not provide the magnitude of your 'production' sales to third parties, for example.

70.   Please reconcile your disclosure of total assets by segment at page F-22 to your balance sheet.

Note 20. Related Party Transactions, page F-23

71.   Please present amounts due to and due from related parties separately on your consolidated balance sheets, and present revenues and expenses from related parties separately on your consolidated statements of income.

Note 21. Subsequent Events, page F-24

72.   We note your disclosure indicating that on January 29, 2009 the shareholders of Fashion Service made a formal decision to increase the total shareholders' equity of Fashion Service by approximately $2.1 million, requiring Sunset Suits to disburse these funds within 6 months, or by June 29, 2009. Your disclosures within 'Corporate Structure and History - Background and History of Sunset Suits and Fashion Service' at page 38 indicate that on January 28, 2008 and March 10, 2008, Mirosyaw Kranik and Ewelina Ligocka-Kranik sold their respective shares of Fashion Service to Sunset Suits. Please tell us who will receive the payment of $2.1 million and what party signifies the 'shareholders of Fashion Service' and revise your footnote disclosures accordingly. In addition, expand your MD&A to disclose the amount of the commitment and how you intend to fund it.

Part II

Item 16. Exhibits and Financial Statement Schedules

73.   As it appears that you have retained new counsel, please file a new opinion of counsel pursuant to Item 601(b)(5) of Regulation S-K and a new consent pursuant to Item 601(b)(23) of Regulation S-K.

74.   We note your disclosure on page 52 regarding the employment agreements. Please file the employment agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

75.   We note your disclosure on page 31 regarding material contracts. Please file the contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Item 17. Undertakings

76.   We partially re-issue comment 57 in our letter dated August 1, 2008. Please revise this section so that the undertakings you include are similar to the undertakings in Item 512 of Regulation S-K. It appears that you should include all of Item 512(i), not just Item 512(i)(1).

Signatures

77.   We note that you signed the registration statement on July 3, 2008, and that your directors signed it on May 14, 2009. Please be certain to update the date you signed the registration statement.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
         Joseph R. Tiano, Esq.
         Fax: (202) 663-8007